SEC FILE NUMBER
0-27384

CUSIP NUMBER
14 0065 10 3

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2008

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: All
PART I — REGISTRANT INFORMATION
Capital Corp of the West

Full Name of Registrant

Former Name if Applicable

2801 G Street

Address of Principal Executive Office (Street and Number)
Merced, California 95340

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed period.
The Company will not be able to file its annual report on Form 10-K for the year ended December 31, 2008, by the filing deadline or within 15 days thereafter. County Bank, the Company’s wholly owned subsidiary, was closed by the California Department of Financial Institutions and FDIC on February 6, 2009. The FDIC transferred most of its assets and liabilities to another bank. County Bank no longer exists as an operating entity. The Company had its former quarters at the Bank’s premises and all of its records were maintained on systems at the Bank’s premises. Although the Company retains a copy of certain basic financial records, it no longer has access to those premises or systems. Since the closure, the Company has not engaged in any business operations other than to negotiate the sale of assets and identification of liabilities so it can distribute the proceeds to creditors. In substance, the Company is winding down its business. The only employees are the chief executive officer, who is working on a part-time, as-needed basis, and the chief financial officer. The Company no longer has any accounting or other staff other than the chief financial officer. As a result of the above factors, the Company no longer has the resources, staffing or access to its complete financial records needed to comply with reporting requirements in accordance with the Exchange Act.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

David Heaberlin	(209)	580-4040
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The stock of the Bank was the principal asset of the Company. The Company’s principal other assets at the closure date consisted of (i) cash and deposits of approximately $5,000,000 (includes cash and deposits at the Company and working capital at its non-bank subsidiary), (ii) shares of common stock of another financial institution with an estimated market value of approximately $2,000,000 or less, and (iii) ownership of a non-bank subsidiary engaged in a factoring business. The Company is in the process of selling the non-cash assets. The Company has sold some of the common stock listed in item (ii) above and is seeking to sell the remaining shares on the best terms it can arrange (this stock is thinly traded in the over the counter market). The Company has entered into a letter of intent to sell the factoring business for a net sale price of $850,000 and is negotiating a definitive agreement for such a sale. Failure to sell the factoring business intact is likely to result in a substantial loss (estimated at $2,000,000 to $3,000,000) on existing receivables. CCOW’s liabilities consist principally of current trade payables, $1,300,000 in deferred purchase price (not yet due) for its factoring subsidiary, $57,734,000 plus nearly 12 months’ accrued interest in trust preferred securities and an undetermined amount of deferred compensation and supplemental retirement plan benefits.
See the discussion of the Company’s limited resources and staffing and lack of access to its financial records in Part III above.
The Company believes that common shareholders no longer have any equity in the Company and that the benefits to shareholders of full compliance with reporting requirements are outweighed by the costs to the issuer and creditors of obtaining and reporting the information, even if obtaining and reporting the information were practicable. In place of full reporting, the Company intends to disclose to public investors any material developments relating to its liquidation and disposition of assets and winding down on Current Reports on Form 8-K.

Note: This Form 12b-25 contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. There can be no assurances that these forward-looking statements will be achieved, and actual results could differ materially from those suggested by such forward-looking statements. Important factors that could cause actual results to differ materially include: whether the Company will be able to complete the sale of any of its assets; the prices at which any such sales may be completed; and risks of litigation and governmental or other regulatory inquiry or proceedings arising out of or related to any of the matters described above. Therefore, any forward-looking statements in this Form 12b-25 should be considered in light of various important factors, including the risks and uncertainties listed above, as well as others. The Company makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made
Capital Corp of the West
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	March 31, 2009	By:	/s/ David Heaberlin

David Heaberlin,
Chief Financial Officer
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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